January 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-214415) of PEDEVCO Corp. (the “Registrant”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, January 17, 2016, at 2:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please direct any comments or questions to our counsel, John S. Gillies, of The Loev Law Firm, PC, at (713) 524-4110, Extension 2.

Sincerely,

/s/ Clark Moore
Clark Moore
General Counsel